Catasys, Inc.

11601 Wilshire Boulevard, Suite 1100

Los Angeles, CA 90025

(310) 444-4300

March 31, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Reynolds Assistant Director Office of Beverages, Apparel, and Mining

Re:	Catasys, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed March 20, 2017 File No. 333-216007

Dear Mr. Reynolds:

On behalf of Catasys, Inc. (the “Company”), set forth below is the response to the comment contained in your letter of March 28, 2017 addressed to Mr. Terren S. Peizer, the Company’s Chief Executive Officer, regarding the Company’s Registration Statement on Form S-1 (333-216007) (the “Registration Statement”). For the convenience of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the text of the comment is reproduced in its entirety in boldface immediately preceding the Company’s response in ordinary typeface.

1.

We note your revised disclosure and response to comment 1. Please revise your prospectus summary to highlight that a shareholder meeting has not been held historically and that you plan to hold a meeting in 2018. In this regard, please add a risk factor addressing the risks to investors as a result of historically not holding shareholder meeting.

Response:

We have revised the Registration Statement in response to the Staff’s comment.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at the number indicated above or Kenneth R. Koch, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (212) 692-6768.

Yours truly,

CATASYS, INC.

Per:	/s/ Terren S. Peizer
Terren S. Peizer
Chief Executive Officer